SECRETARY’S CERTIFICATE

     I, John Loomis, Secretary of Versus Capital Multi-Manager Real Estate Income Fund, LLC (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors, including a majority of the directors who are not “interested persons” pursuant to a unanimous written consent of the Board of Directors in lieu of meeting effective November 19, 2018.

RESOLVED, that the appropriate Officers of the Company be, and they hereby are, authorized and directed on behalf of the Company to establish the Fidelity Bond covering officers and employees of the Company, Versus Capital Advisors, LLC and Versus Capital Group, LLC, in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that the appropriate Officers of the Company be, and they hereby are, authorized to increase the amount of the Fidelity Bond as necessary to remain in compliance with the requirements of Rule 17g-1 under the 1940 Act; Based on assets under management, the Bond was renewed at $1,500,000 in similar form as previously approved by the Board and included a rider which provided for automatic increase based on assets under management in accordance with Rule 270.17g-1. A premium of $5,250 for the Bond was paid for the period from October 1, 2018 through October 1, 2019.

/s/ John Loomis John Loomis Secretary of the Company	November 21, 2018 Date